787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 9, 2018

VIA EDGAR

Mark Cowan

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Series Trust Registration Statement on Form N-14

(Securities Act File No. 333-226062)

Dear Mr. Cowan,

On behalf of SunAmerica Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission via email to Elliot Gluck of this firm on July 27, 2018 and July 31, 2018 regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the SA AB Growth Portfolio, a series of the Registrant, of the assets and liabilities of each of the SA Wellington Growth Portfolio, the SA Wellington Growth and Income Portfolio, the SA Wellington Natural Resources Portfolio, each a series of Anchor Series Trust, the SA Boston Company Capital Growth Portfolio, the SA WellsCap Fundamental Growth Portfolio, each a series of the Registrant, and the SA Columbia Focused Growth Portfolio, a series of Seasons Series Trust.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:	For clarity, please include a table/chart that lists the Target Portfolios and Acquiring Portfolio in the letter to Contract Owners, Questions & Answers, Notice of Joint Special Meeting of Shareholders and Combined Prospectus/Proxy Statement.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

August 9, 2018

Response:	The Registrant submits that all Target Portfolios are proposed to reorganize into the AB Growth Portfolio. Accordingly, the Registrant respectfully believes that the above-requested table is not necessary.

Comment No. 2:	Question & Answer No. 2. The disclosure should fairly present the pros and cons of the proposed reorganization. Consider a Q&A that discusses whether a Natural Resources Portfolio investor will still get a focused investment exposure to the natural resources sector. If the answer is no, that should be highlighted and explained as a con.

Response:	The disclosure has been revised to indicate that Natural Resources Portfolio investors will no longer be invested in a fund that invests significantly in the natural resources sector.

Comment No. 3:	Question & Answer No. 2. Please clarify whether the reference in (iii) to operating expenses is gross or net of fee waivers and expense reimbursements. As to net expenses, indicate that operating expenses could go up after the fee waiver/expense reimbursement agreement terminates, though the agreement is expected to continue indefinitely.

Response:	The requested clarification has been made. The reference to operating expenses is for both gross and net. With respect to the second portion of the above comment, the Registrant notes that the AB Growth Portfolio is not currently subject to any expense limitations or fee waivers.

Comment No. 4:	Question & Answer No. 6. Please give a yes or no answer.

Response:	The requested change has been made.

Comment No. 5:	Question & Answer No. 8. Please clarify whether the reference to operating expenses is gross or net of fee waivers and expense reimbursements. As to net expenses, indicate that operating expenses could go up after the fee waiver/expense reimbursement agreement terminates, though the agreement is expected to continue indefinitely.

Response:	The requested clarification has been made. The reference to operating expenses is for both gross and net. With respect to the second portion of the above comment, the Registrant notes that the AB Growth Portfolio is not currently subject to any expense limitations or fee waivers.

Comment No. 7:	Question & Answer No. 10. Please give a yes or no.

Response:	The requested change has been made.

August 9, 2018

Comment No. 8:	Combined Prospectus/Proxy Statement, page 3. Please include file numbers for the Prospectuses and Statements of Additional Information. Also, are any annual reports for each Portfolio applicable as well?

Response:	The requested file numbers have been added. The Registrant has added references to each Portfolio’s annual report.

Comment No. 9:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganizations, page 8 and Combined Prospectus/Proxy Statement, Reasons for the Reorganizations, page 63. Please include a discussion of why the reorganization was proposed (reasons behind the reorganization).

Response:	The following disclosure has been added in response to the Staff’s comment:

“SunAmerica has been evaluating ways to optimize the fund line-up in its insurance product offerings, including by considering potential opportunities for consolidation of certain funds that have similar objectives and strategies. In proposing the Reorganizations, SunAmerica has, among other things, considered the number of funds currently available in certain asset classes, along with the performance history, fee and expense structure, level of assets and future prospects for growth of the funds. SunAmerica is proposing the Reorganizations in order to combine funds with similar investment programs and has concluded that the Reorganizations would be in the best interests of the Portfolios.”

Comment No. 10:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganizations, page 8, and Information About the Reorganization, Reasons for the Reorganizations, page 63. Please specify whether the expectation that the Combined Portfolio will have total annual operating expenses below that of each Target Portfolio refers to gross or net expenses.

Response:	The Registrant has added disclosure indicating that the above-referenced disclosure refers to both gross and net.

Comment No. 11:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganizations, page 8, and Information About the Reorganization, Reasons for the Reorganizations, page 63. Please confirm that the board considerations disclosure includes all materially adverse factors considered by the Board of Trustees.

Response:	The Registrant confirms that the above-referenced disclosure reflects all materially adverse factors considered by the Board of Trustees.

Comment No. 12:	Combined Prospectus/Proxy Statement, Summary, Background and Reasons for the Proposed Reorganizations, page 8, and Information About the Reorganization, Reasons for the Reorganizations, page 63. Please disclose what the Board of

August 9, 2018

Trustees concluded with respect to the fact that the Natural Resources Portfolio’s investment objective is not similar to the AB Growth Portfolio. Include any specific analysis (including any alternative surviving fund candidates considered) of how the Board of Trustees reached its conclusion on this item.

Response:	As disclosed in the Combined Prospectus/Proxy Statement, the Board of Trustees’ approval of each Reorganization was made on the basis of each Trustee’s judgment after consideration of all of the factors taken as a whole. As noted, the Board of Trustees considered the fact that the Natural Resources Portfolio’s investment objective and strategies was different than those of the AB Growth Portfolio. The Registrant submits that the Board of Trustees and each Trustee did not express specific conclusions with respect to each factor, but rather considered each factor and expressed a specific conclusion with respect to the Reorganization on the basis of such consideration of all factors. Accordingly, the Registrant respectfully declines to make the requested change.

Comment No. 13:	Combined Prospectus/Proxy Statement, Summary, Investment Objectives and Principal Investment Strategies, page 9. Please state who will bear the transaction costs incurred in connection with restructuring the portfolio holdings of the Target Portfolios, if any, in connection with the Reorganizations. Please also specify the estimated transaction costs on a per share basis.

Response:	The transaction costs incurred in connection with restructuring the portfolio holdings of the Target Portfolios in connection with the Reorganizations will be borne by the respective Target Portfolios, and the Registrant has added disclosure to such effect. The Registrant has also added disclosure of the estimated transaction costs on a per share basis.

Comment No. 14:	Combined Prospectus/Proxy Statement, Summary, Investment Objectives and Principal Investment Strategies, page 9. Please state whether transaction costs are anticipated to have a material impact on NAV.

Response:	The Registrant respectfully declines to add a statement making a determination with respect to materiality, but rather, as noted in response to Comment No. 13, has added disclosure of the estimated transaction costs associated with portfolio restructuring on a per share basis.

Comment No. 15:	Combined Prospectus/Proxy Statement, Summary, Investment Objectives and Principal Investment Strategies. Please confirm whether transaction costs are the same as commission costs.

Response:	The Registrant confirms that “transaction costs” in the above-referenced disclosure are the same as commission costs. For clarity, references to commission costs have been changed to transaction costs throughout the Registration Statement, as appropriate.

August 9, 2018

Comment No. 16:	Combined Prospectus/Proxy Statement, Summary, Fees and Expenses. Please add disclosure clarifying that the fees included in the fee tables do not reflect insurance product fees.

Response:	The requested disclosure has been added.

Comment No. 17:	Combined Prospectus/Proxy Statement, Summary, Fees and Expenses. Please confirm in correspondence that the fees presented in the fee tables represent current fees, in accordance with Item 3 of Form N-14.

Response:	The Registrant confirms that the fees presented in the fee tables represent current fees.

Comment No. 18:	Combined Prospectus/Proxy Statement, Summary, Fees and Expenses. Please parenthetically indicate in the fee table columns which portfolio is the target portfolio and which is the acquiring portfolio.

Response:	The requested disclosure has been added.

Comment No. 19:	Combined Prospectus/Proxy Statement, Summary, Principal Investment Risks, pages 38–40. Principal Risk Factors should include both a description of the risks and a narrative comparison of the risks. See Item 3(c) of Form N-14.

Response:	The Registrant submits that the above-referenced disclosure is consistent with Item 3(c) of Form N-14, which requires a registrant to “briefly discuss the principal risk factors of investing in the registrant [and] [b]riefly compare these risks with those associated with an investment in the company being acquired.” (emphasis added) The Registrant notes that a detailed description of the risks of the AB Growth Portfolio is included later in the Combined Prospectus/Proxy Statement in the information required by Item 5 of Form N-14.

Comment No. 20:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Principal and Non-Principal Investment Risks, pages 41–44. Information disclosed in response to Item 3 is not required to be repeated.

Response:	The Registrant has included a comparison of the principal risks in the above-referenced disclosure for the ease and convenience of the reader.

Comment No. 21:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Principal and Non-Principal Investment Risks, pages 41–44. Highlight any differences in risks in the narrative. If the funds have the same risk factors, but different levels of risks, that should be explained. See item 3(c).

Response:	The Registrant submits that the tables set out on pages 41–44 clearly highlight the differences in the risks between the relevant Portfolios.

August 9, 2018

Comment No. 22:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Performance Information. Please include the year-to-date returns as of the end of the most recent quarter.

Response:	The Registrant submits that the year-to-date return information is not required for any of the Portfolios that have a December 31 fiscal year end. The Registrant has, however, included year-to-date return information as of the most recent quarter end for all Portfolios.

Comment No. 23:	Combined Prospectus/Proxy Statement, Comparison of the Portfolios, Performance Information, page 48. Please provide the information regarding the additional indexes required by Instruction 2(b) to Item 4.

Response:	The requested disclosure has been added.

Comment No. 24:	Combined Prospectus/Proxy Statement, Information About the Reorganizations, Material U.S. Federal Income Tax Consequences of the Reorganizations, page 64 and Part B, Statement of Additional Information, Financial Statements, page S-3. If securities have been identified that will be sold due to the reorganizations, either before or after a reorganization, please disclose the following: an estimate of the fund’s portfolio that will be disposed in connection with the reorganization; the portfolio transaction costs that are expected to be generated as a result of these trades (including the per share amount); the estimated impact to shareholders regarding capital gain distributions (including the per share amount).

Response:	The Registrant submits that, other than the estimate of capital gains distributions, the above-referenced disclosure is already included in the Registration Statement or has been added. See the response to Comment No. 13. The Registrant has not repeated this information in Part B, as it does not believe such repetition is necessary. The Registrant submits that the requested capital gains information is not relevant to an owner of a Variable Contract.

Comment No. 25:	Combined Prospectus/Proxy Statement, Reasons for the Reorganizations, page 64. Please disclose who pays the “transaction costs relating to the sale of each Target Portfolio’s portfolio securities prior to or after the applicable Reorganization as described in the relevant Reorganization Agreement.”

Response:	See the response to Comment No. 13.

Comment No. 26:	Combined Prospectus/Proxy Statement, Reasons for the Reorganizations, page 66. Please disclose what expenses are contemplated by the reference to: “expenses of shareholders arising out of or in connection with the Reorganizations.” Please also clarify here and elsewhere that the Target Portfolios will pay the brokerage commissions and transaction costs associated with the restructuring of Target Portfolio holdings.

August 9, 2018

Response:	The Registrant does not contemplate any specific expenses of shareholders arising out of or in connection with the Reorganizations, other than portfolio realignment transaction costs, but has added the above-referenced disclosure to make clear to shareholders that they would be responsible for such expenses, if any. The Registrant has added disclosure here and elsewhere in the Registration Statement (see the response to Comment No. 13) stating that transaction costs incurred in connection with restructuring the portfolio holdings of the Target Portfolios in connection with the Reorganizations will be borne by the respective Target Portfolios.

Comment No. 27:	Combined Prospectus/Proxy Statement, Information About the Reorganization, Effect on the Separate Accounts of the Life Companies, page 66. Delete references to “capital loss carryforwards,” since capital loss carryforwards are irrelevant to an owner of a variable contract.

Response:	The requested revisions have been made.

Comment No. 28:	Combined Prospectus/Proxy Statement, Other Information, Capitalization, page 66–70. Please update the Capitalization tables as of a date within 30 days of the filing date and include the pro forma adjustments.

Response:	The Capitalization tables have been updated to a date within 30 days of the filing date and the pro forma adjustments have been added.

Comment No. 29:	Combined Prospectus/Proxy Statement, Other Information and Requirements, Solicitation of Proxies, page 73. If AST is subsequently retained as proxy solicitor, please confirm the proxy will be updated with the material terms of the contract, including costs.

Response:	The material terms and cost are already disclosed in the above-referenced paragraph. As disclosed, the tabulation and proxy solicitation expenses in connection with the Reorganizations and another reorganization of a SunAmerica fund being proposed are estimated to be approximately $110,000. In addition, the disclosure states that the proxy solicitation firm is: (i) required to maintain the confidentiality of all shareholder information; (ii) prohibited from selling or otherwise disclosing shareholder information to any third party; and (iii) required to comply with applicable telemarketing laws.

Comment No. 30:	Combined Prospectus/Proxy Statement, Voting Information and Requirements, Shareholder Approval, page 75. Please disclose that due to echo voting, a quorum is almost always established.

Response:	The requested disclosure has been added.

August 9, 2018

Comment No. 31:	Combined Prospectus/Proxy Statement, Voting Information and Requirements, Manner of Voting, page 75. Please disclose that shares owned by insurance companies and their affiliates in their own name will also be echo voted.

Response:	The requested disclosure has been added.

Comment No. 32:	Please submit a NAST analysis for the Reorganization of the Natural Resources Portfolio.

Response:	The requested NAST analysis is set out on Appendix A.

Comment No. 33:	Part B, Statement of Additional Information, Pro Forma Combined Condensed Statement of Operations, page S-16. Include a footnote referencing the Notes to the Pro Forma Financial Statements as shown on page S-15.

Response:	The requested footnote has been added.

Comment No. 34:	Part B, Statement of Additional Information, Notes to Pro Forma Combined Financial Statements, Note 1, page S-17. Include “use of estimates” note.

Response:	The requested note has been added.

Comment No. 35:	Part B, Statement of Additional Information, Notes to Pro Forma Combined Financial Statements, Pro Forma Operating Expenses, page S-27. Include dollar amount and basis point impact.

Response:	The Registrant submits that the expense adjustments are set out in the Pro Forma Statement of Operations. The Registrant further submits that the difference in expense ratios is set out in the pro forma fee tables in the Combined Prospectus/Proxy Statement. Accordingly, the Registrant respectfully declines to add the requested disclosure.

Comment No. 36:	Please note that the Consent of Independent Registered Public Accounting Firm references a report dated March 28, 2018, instead of March 29, 2018.

Response:	The Registrant acknowledges the Staff’s comment and submits that the reference to March 28, 2018 instead of March 29, 2018 was a scrivener’s error.

*    *    *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8744.

Sincerely,

/s/ Artyom Rogov
Artyom Rogov

August 9, 2018

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management, LLC

Ed Gizzi, Esq., SunAmerica Asset Management, LLC

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

August 9, 2018

Appendix A

Accounting/Performance Survivor Analysis

Reorganization of the SA Wellington Natural Resources Portfolio into the SA AB Growth Portfolio

The following is an analysis with respect to SunAmerica Asset Management, LLC’s (“SAAMCo”) determination of the accounting and performance survivor in connection with the Reorganization of the Natural Resources Portfolio into the AB Growth Portfolio. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. The Natural Resources Portfolio and AB Growth Portfolio are both advised by SAAMCo. The Natural Resources Portfolio is subadvised by Wellington Management Company LLP and managed by Mark N. Viviano, CFA, and Robert F. Hayes, III, CFA. The AB Growth Portfolio is subadvised by AllianceBernstein L.P. (“AllianceBernstein”) and managed by Frank V. Caruso, Vincent C. DuPont, John H. Fogarty and Karen Sesin. SAAMCo and AllianceBernstein will continue to serve as the investment adviser and the subadviser to the Combined Portfolio, respectively, which will continue to be managed by Frank V. Caruso, Vincent C. DuPont, John H. Fogarty and Karen Sesin.

Portfolio Composition: The Combined Portfolio will be managed in accordance with the investment objectives, policies and restrictions of the AB Growth Portfolio and thus it is anticipated that the portfolio composition of the Combined Portfolio will most resemble that of the historical portfolio composition structure of the AB Growth Portfolio.

Investment Objectives, Policies and Restrictions: The investment objectives of the Natural Resources Portfolio and the AB Growth Portfolio are similar. The investment objective of the AB Growth Portfolio is long-term growth of capital. The investment objective of the Natural Resources Portfolio is total return in excess of the U.S. rate of inflation as represented by the Consumer Price Index. Total return is a measure of performance which combines all elements of return including income and growth or loss of capital. The investment objective of each Portfolio is non-fundamental and may be changed without shareholder approval.

The AB Growth Portfolio attempts to achieve its investment objective by investing primarily in equity securities of a limited number of large, carefully selected, high quality U.S. companies that are judged likely to achieve superior long-term earnings growth. The Natural Resources Portfolio’s principal investment strategy is to invest primarily in equity securities of U.S. or foreign companies that are expected to provide favorable returns in periods of rising inflation with a value-style investment approach. Under normal market circumstances, at least 80% of net assets of the Natural Resources Portfolio are invested in securities related to natural resources, such as energy, metals, mining and forest products.

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The AB Growth Portfolio may also invest up to 25% of its assets in foreign securities, including emerging market securities. The Natural Resources Portfolio may invest up to 25% of its total assets in foreign equity securities, including depositary receipts. The Natural Resources Portfolio may also invest in preferred stocks.

Both Portfolios are classified “diversified” for purposes of the 1940 Act. The Combined Portfolio’s principal investment strategies will be those of the AB Growth Portfolio.

Expense Structure: The advisory fee rate of the AB Growth Portfolio is lower than the advisory fee rate of the Natural Resources Portfolio. The total annual expense ratio for each class of shares of the AB Growth Portfolio is lower than total annual expense ratio of the Natural Resources Portfolio. The expense structure of the Combined Portfolio will be the expense structure of the AB Growth Portfolio.

Asset Size: As of January 31, 2018, the AB Growth Portfolio had Class 1 net assets of $491,202,677, Class 2 net assets of $23,393,679 and Class 3 net assets of $136,572,315 and the Natural Resources Portfolio had Class 1 net assets of $31,322,509, Class 2 net assets of $7,068,119 and Class 3 net assets of $77,278,751.

In conclusion, the AB Growth Portfolio will be the accounting and performance survivor. The portfolio management team; portfolio composition; investment objectives, policies and restrictions; and expense structure of the Combined Portfolio will be those of the AB Growth Portfolio.